Exhibit 8.3

[RP Financial, LC. Letterhead]



                                                                December 7, 2001




Boards of Directors
Willow Grove Mutual Holding Company
Willow Grove Bancorp, Inc.
Willow Grove Bank
Welsh and Norristown Roads
Maple Glen, Pennsylvania  19002-8030

Re: Plan of Conversion of Willow Grove Mutual Holding Company and Agreement and Plan of Reorganization Between Willow Grove Mutual Holding Company, WILLOW GROVE BANCORP, INC. AND WILLOW GROVE BANK, MAPLE GLEN, PENNSYLVANIA

Gentlemen:

         All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion (the "Plan") adopted by the Board of Directors of Willow Grove Mutual Holding Company (the "MHC") and Agreement and Plan of Reorganization Between Willow Grove Mutual Holding Company, Willow Grove Bancorp, Inc. ("Bancorp") and Willow Grove Bank (the "Bank"), Maple Glen, Pennsylvania. The Plan provides for the conversion of the MHC into the capital stock form of organization, to be named Willow Grove Bancorp, Inc. The MHC currently owns a majority of the common stock of the Mid-Tier, a federal corporation, which owns 100 percent of the common stock of the Bank, a federally-chartered stock savings bank which is headquartered in Maple Glen, Pennsylvania. Pursuant to the Conversion, the Bancorp will sell shares of common stock in an offering that will represent the ownership interest in the Bancorp now owned by the MHC.

         We understand that in accordance with the Plan, subscription rights to purchase shares of common stock in the Bancorp are to be issued to: (1) Eligible Account Holders; (2) the Tax-Qualified Employee Stock Benefit Plans; (3) Supplemental Eligible Account Holders; (4) Other Members; (5) Directors, Officers and Employees; and (6) Public Shareholders. Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community offering, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

         (1) the subscription rights will have no ascertainable market value; and,

         (2) the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.


         Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or Bancorp's value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

                                                      Sincerely,


                                                      /s/ RP FINANCIAL, LC.
                                                      ---------------------
                                                      RP FINANCIAL, LC.